UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti files its 2024 Annual Report on Form 20-F with the SEC

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

ANGLOGOLD ASHANTI FILES ITS 2024 ANNUAL REPORT ON FORM 20-F WITH THE SEC

In accordance with Section 203.01 of the NYSE Listed Company Manual, AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) announces that it has today, Tuesday 15 April 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) its 2024 Annual Report on Form 20-F, which includes its audited consolidated financial statements as of and for the financial year ended 31 December 2024.

The 2024 Annual Report on Form 20-F is available online on the Company’s website at www.anglogoldashanti.com and also on the SEC’s website at www.sec.gov. AngloGold Ashanti’s shareholders may request electronic copies of the document and also have the ability to receive, upon request, a hard copy of AngloGold Ashanti’s complete audited financial statements, free of charge, from the Company Secretarial Department, by emailing CompanySecretary@anglogoldashanti.com.

ENDS
London, Denver, Johannesburg
15 April 2025

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 15 April 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary